Issuer Free Writing Prospectus, dated December 3, 2019

Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the Preliminary Prospectus, as amended, dated November 25, 2019

Registration No. 333-232538

December 2019 OTCQB: FCUV Investor Presentation

Forward Looking Statements The statements in this presentation that are not historical facts may constitute forward - looking statements that are based on current expectations and are subject to risks and uncertainties that could cause actual future results to differ materially from those expressed or implied by such statements. Those risks and uncertainties include, but are not limited to, risks related to securing sufficient funding for the launch of the Universal Smart Device and related inventions or innovations as well as the continuation and results of the Universal Smart Device to meet market expectations, goals, or performance. These and other risks and uncertainties are identified and described in more detail in Focus Universal’s filings with the Securities and Exchange Commission (SEC). These filings are available on the SEC's website at www.sec.gov . Focus Universal undertakes no obligation to publicly update or revise any forward - looking statements. 2

Offering Overview 3 Issuer Focus Universal Inc Exchange/Ticker OTCQB: FCUV Proposed listing Nasdaq Capital Market Offering Size 2,000,000 Price Range $4.00 – $6.00 Over Allotment Option 15% (100% Primary) Use of Proceeds Working capital, product development, including potential strategic acquisitions Sole Book - Runner The Benchmark Company

Focus Universal Overview  Focus Universal (Focus) is a Universal Shared Internet of Things ( USIoT ) developer and manufacturer.  The core technology of Focus is built on a Universal Smart Instrumentation Platform (USIP), which provides a universal solution for embedded design, industrial monitoring and control of devices with IoT. It achieves this with an inexpensive, singular device that can connect thousands of sensors/probe.  This patented technology replaces expensive machine - to - machine IoT with an inexpensive, universal and shared IoT. This reduces the hardware and software design costs for IoT implementation. 4 Standardization Redundancy Elimination Integration

 Traditional Internet of Things (IoT) is a system of interrelated computing devices, mechanical machines, digital machines or objects that are provided with unique identifiers and the ability to transfer data over a network without requiring human - to - human or human - to - computer interaction.  Focus aims to solve Connectivity to Collaboration and Process with one unified platform. What is IOT? 5

What We Solve – IoT Devices 6 Traditional Machine to Machine IoT Focus USIP Wireless Network Focus PLC Network

 Current hardware design from the scratch approach for each device is not efficient for the 21.5 billion IoT devices in the market today.  Customized design and lack of standardization of IoT devices results in Machine - to - Machine IoT which isn’t interoperable or interchangeable with other devices. Generalization of these IoT devices to common, compatible, interchangeable, interoperable devices is challenging. 7 What We Solve - IoT Hardware Design Traditional Devices Focus USIP

Market Potential  The industrial control and factory automation market is expected to reach $202.42 billion by the year 2020 at a compound annual growth rate (CAGR) of 6.73% from 2015 to 2020 [1] , the smart sensor market is expected to grow to $57.77 billion by the year 2022, at a CAGR of 18.1% between 2016 and 2022 [2] .  McKinsey Global Institute estimated that the impact of the Internet of Things on the global economy might be as high as $6.2 trillion by the year 2025 [3] . Cisco predicts the global Internet of Things market will be $14.4 trillion by the year 2022 [4] . 8

How We Solve It  Complexities of Making Devices Smart - The core value of the technology is the consolidated process for smart device development by reducing cost and time using and sharing the same common foundation of IoT. The Focus USIP starts from 90% completed in terms of hardware, software and communication network. 9 Source: Frost & Sullivan Emerging Growth Opportunities for IoT Service Providers Focusing on Asset Management and Supply Chain Solutions, 2017

Focus Universal IoT vs Traditional IoT 10 Traditional FCUV Traditional IoT Hardware Design Design foundation for all Design From Scratch Software design Auto machine design Coded From Scratch Network Backbone Power Grid Wireless Network Infrastructure Preexisting Does not exist Network Service Fee Free At a cost Overall Design 90% complete Started from 0% IC Integration Up to device level Component level

11 Traditional Sensor - Router Communication Cloud - Smartphone Communication Cloud - Computer Communication Windows Software Router - Cloud Communication IOS App Android App Internet Security Linux Software Mobile Software Sensor Data Acquisition and analysis USIP Sensor Data Acquisition and analysis USIoT Traditional Machine to Machine IoT Universalization Universalization of Traditional IoT to Focus IoT

Patented Technology - USIP  “Universality” is the philosophy behind the Focus Universal patented technology. “Universal Smart Device” U.S. Patent No. 9924295 Issued in March 2018.  The USIP utilizes a mobile device or computer to communicate with smart devices (sensors, probes, controllers) to monitor and control any functions, thus replacing traditional instrument hardware. Our interface supports real - time data monitoring, control and operation on any mobile device or computer.  Link to video demonstration: https:// vimeo.com /373246866 12

Patented Technology – PLC 13  Powerline Communication (PLC) enables sending data over existing power cables. PLC international patent no. PCT/US2019/63880 filed 11/29/19.  This reduces new fees for new communications infrastructure, but instead uses the existing power lines.  The power lines were used for energy distribution and not for data transmission. The harsh environment of the power lines can negatively impact the quality of data being transmitted, which is why it was used widely as an option for data communication.  Small appliances like a hair dryer can interrupt current PLC data signal and this becomes much more in Industrial environment.  Focus invented a new PLC technology to overcome the noise challenges which have impeded PLC progress since its invention in 1920.  Link to live demo:

https://vimeo.com

/373246001 Markets

and Markets Updated date – Oct 25, 2019

14

Patented Technology – AGSD

- Manual software design for 21.5 billion IoT devices using multiple foundations is costly and inefficient.
- Focus invented Auto-Generating Software Design (AGSD) technology, US patent 10,251,037 to solve the software design time and cost issues.
- The user interface microcode is saved at the sensor node module. This interface microcode is sent to the centralized control (Ubiquitor) and finally to the display unit. The USIP saved at the display unit utilizes the microcode and converts to the user interface in milliseconds.
- The microcode can be designed by the hardware engineers, no software engineer is required.
- As long as Focus updates the USIP, the maintenance cost is free for the users.



Microsoft Azure IoT Suite
29%
Google Cloud IoT
24%
Amazon AWS IoT (Greengrass / IoT Platform / IoT Button)
19%
Cisco IoT Services
13%
Watson IoT (IBM)
10%
ThingWorx (PTC)
7%
Xively (LogMeIn)
5%
Salesforce IoT Cloud
5%
Silver Spring Networks
5%
Blue Pillar
4%
SpaceTime Insight
4%
RTI
4%
Zatar (Zebra)
4%
Arrayent
2%
Ayla Networks
2%
Other
16%
Source: Cowen Software Developer Survey, Getting In On The Ground Floor: Surveying Software Developers On Key Tech Trends, September 18, 2017

Business Model  Distributor Sales – Focus Universal currently sells $1M of 1 traditional light sensor for horticulture industry to two of the largest resellers in the US. The company plans to launch over 500 sensors compatible with our USIP to sell through the same channels.  Licensing/White Label – The company offers licensing solutions of the core technology to drastically reduce software engineering costs for hardware manufacturers to add smart functionality and interoperability to their products.  Large Commercial/Industrial Custom Solutions – The company has the technology to customize a USIP solution to cover any business needs large and small, including:  Custom sensor design  Mapping and installation  B2B/B2C Sales – The Company is creating USIP kits/packages customized by industry for direct sale through online and in - house sales channels. 15

Product Pipeline 16 Smart Home Design completed and tested  Lighting Control  Air Conditional Control  Sprinkler  Garden Light  Heating Floor Control  Motorized Curtain  Pool Filtration control  Pool Algae Chlorine Control  Smoke detector Design in progress - Expected Q1 2020 completion.  Carbon Monoxide monitoring  Motion Detector  Flood Detector  Door Bell  Security Camera Industrial IoT Design completed and tested  Lighting Control  Temperature Control  Humidity Control  Carbon Dioxide Control  Digital Light Control  Quantum PAR Light  pH Control  TDS Control  Fan Speed Control Smart Home and Industrial IoT products will be launched in 2020. This IoT network will include over 1000 sensors

Industry Penetration Focus adds real time monitoring, analytics and control to any industry. 17

Competitive Advantage  Universal Customization – the AGSD technology to modifies and customizes applications within our app.  Cost Saving – design and hardware design for monitor and control functions is reduced.  Interoperability - centralizing all sensors and measuring equipment into one device allows for reusability and interoperability.  Ease of Use – each device is plug and play ready featuring a user friendly app.  Security – our devices have a sensor security built into the USIP.  Scalability – the USIP allows end users to connect hundred to thousands of sensors .  Fast prototyping – design cycle reduced from a few years to a few weeks for manufacturers. 18

Competitive Advantage – Wireless Network  The USIP solution is a closed loop process passing the information collected from the sensors through the gateway device and into an application through power line connection.  Wireless IoT Issues:  Cost – up to 4x more  Coverage – limited range  Dependability – susceptible to numerous interferences  Security – easier to infiltrate the network remotely  Speed – up to 10x slower 19

Competitive Advantage – Current Wired Issues 20 The lighting control and Cat Cables is eliminated by utilizing the existing power grid and USIP. Current wired IoT solutions utilize Cat 5 and Cat 6 cables, which has issues with cost and reliability.

Growth Opportunity  Product Development – With our current sales into two of the largest horticulture resellers, we plan to penetrate this market first with our products.  Large Scale Commercial Contracts – Our technology provides an opportunity to secure large scale industrial, government, education contracts for smart automation buildouts.  Strategic Acquisitions – Our growth through strategic acquisitions is aimed to expedite the growth process on the service and support side of the business. These acquisitions targets include hardware, software and service companies.  Home Automation – This is a massive market that is currently controlled by Google, Sony and Belkin among others. With the Focus technology, we can offer more customization for consumers at a much lower price point differentiating the products from the big players in the space and creating a clear entry point. 21

Management Dr. Desheng Wang - Dr. Wang is the CEO, Secretary, Director and Founder. He served as a senior research fellow at California Institute of Technology from 1994 - 2011. He holds a Masters degree from Dalian Institute of Chemical Physics at the Chinese Academy of Science and a Ph.D. in Chemistry at Emory University in 1994. Dr. Edward Lee – Dr. Lee is a Founder and Chairman of the Board. Dr. Lee also serves as Chief Executive Officer of AIDP, Inc. and served as its President. He received his undergraduate degree from Lanzhou University, a graduate degree from the University of Science & Technology of China and a doctorate degree from the University of Florida. 22

Board Members Michael Pope - Mr. Pope has lead over 70 M&A transactions and raised over $500 million in debt and equity financings. He brings specific experience with fundraising, investor relations, mergers and acquisitions, and corporate strategy. Mr. Pope holds an active CPA license and serves on the boards of various private and public organizations. Sheri Lofgren – Ms. Lofgren is a certified public accountant with extensive experience in financial accounting and management, operational improvement, budgeting and cost control, cash management and treasury, along with broad audit experience, internal control knowledge and internal and external reporting. Carine Clark - Ms. Clark is a talented executive serving as president and CEO of four high - growth tech companies, specializing in helping companies scale from $10 million to $100 million. She has received numerous awards including the EY Entrepreneur Of The Year® Award in the Utah Region and Utah Business Magazine's CEO of the Year. Jennifer Gu - Dr. Gu serves as as Vice President of Research & Development at AIDP. She received his undergraduate degree from the University of Florida and a doctorate degree from the University of California, Los Angeles. Greg Butterfield – Mr. Butterfield Greg Butterfield is the founder and Managing Partner of SageCreek Partners (“SCP”) a technology commercialization and consulting firm. Prior to starting SCP Mr. Butterfield served as the CEO of Vivint Solar. He received a Bachelor of Science in Business Administration from Brigham Young University. 23

Recent Acquisition  Closed an acquistion of AVX Design and Integration in Q1 of 2019.  The company is an integrator and planner of IoT and AV devices for residential and commerical buildings.  The company adds an installation and planning arm to the business. This provides a sales channel and installation staff for the Focus devices when they are ready for production. 24

Financials 25 (In Thousands) As of Sept 30, 2019 Cash and Cash Equivalents $2,760 Property and Equipment $4,697 Goodwill $162 Total Liabilities $442 Equity $7,786 Income Statement Balance Sheet (In Thousands) As of Sept 30, 2019 Revenue $995 Cost of Sales $752 Gross Profit $243 Operating Expenses $2,074 Net Loss $(1,820)

FCUV Stock Analysis 26 Focus Universal OTCQB: FCUV Stock Price (12/2/19) $5.00 Shares Outstanding 40.96 M Public Float 9.94 M Market Cap Value $204.80 M Cap Table OTCQB: FCUV Desheng Wang (CEO) 14,392,400 35.14% Edward Lee (Director) 8,400,000 20.51% Remaining Shareholders 18,107,600 44.21% Total Shares Outstanding 40,959,741

Company Investment Highlights  Patented Technology – The Universal Smart Device patent provides an advantage in the IoT industry to build a new software network for devices to monitor and control data with hardware devices.  Innovative Product Development – Universal sensor node, gateway system, smart connected devices to replaces up to 90% of traditional hardware. This increases the speed to market for IoT devices dramtically .  Market Opportunity – The instrumentation market is significant and ripe for disruption with new technologies and the Internet of Things (IoT) industry is cutting - edge technology.  Organic and Acquisitive Growth Strategy – Several other potential acquisitions are in the pipeline. Each opportunity has the potential to bring established revenues and brands to help create a vertical solution to the IoT industry. 27

Corporate Information 28 Attorney: Wilson, Bradshaw & Cao LLP 18818 Teller Ave., Suite 115, Irvine, CA 92612 917 - 830 - 6517 gbradshaw@wbc - law.com Transfer Agent: Island Stock Transfer 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760 727 - 289 - 0010 Auditor: BF Borgers CPA PC 5400 West Cedar Avenue Lakewood, CO 80226 Corporate Address: 2311 East Locust Street Ontario, CA 626 - 272 - 3883 Corporate: CEO Desheng Wang 626 - 272 - 3883 desheng@focusuniversal.com Business Advisor: Veyo Partners Shane Vultee 646 - 781 - 8122 shane.v@veyopartners.com

Appendix A: Smart Home Advantage 29  Large component racks  Miles of Wiring  Multiple machines needed  Cost exceeds 100K  Regular updates needed  Zero redundancy  Multiple Touch Pads Crestron USIP